

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2017

Alejandro Ochoa
Chief Executive Officer
Tower One Wireless Corp.
600-535 Howe Street
Vancouver, BC V6C 2Z4 Canada

   Re: Tower One Wireless Corp.
     Form 20-F for the Year Ended December 31, 2016
     Filed May 9, 2017
     Form 20-F/A for the Year Ended December 31, 2016
     Filed September 12, 2017
     File No. 000-55103

Dear Mr. Ochoa:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                 Division of Corporation Finance
                 Office of Healthcare & Insurance

cc: R. Nick Horsley, Esq.